Filed pursuant to Rule 433

January 6, 2020

Relating to

Preliminary Prospectus Supplement dated January 6, 2020 to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-06

Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,

$500,000,000  2.45% Series due 2030
$400,000,000 3.20% Series due 2049

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC (the “Issuer”)

Trade Date:	January 6, 2020

Settlement Date:	January 8, 2020; T+2

Ratings (Moody’s/S&P)*:	Aa2/A (Stable/Stable)

Security Description:	First and Refunding Mortgage Bonds, 2.45% Series due 2030 (the “2030 Bonds”)

First and Refunding Mortgage Bonds, 3.20% Series due 2049 (the “2049 Bonds”)

The 2049 Bonds will be part of the same series of first and refunding mortgage bonds as the $350,000,000 aggregate principal amount of the Issuer’s First and Refunding Mortgage Bonds, 3.20% Series due 2049 offered and sold pursuant to the prospectus supplement dated August 12, 2019 and the related accompanying prospectus.

Principal Amount:	$500,000,000	$400,000,000

Maturity Date:	February 1, 2030	August 15, 2049

Benchmark Treasury:	1.75% due November 15, 2029	2.25% due August 15, 2049

Benchmark Treasury Price:	99 – 16	99 – 13

Benchmark Treasury Yield:	1.806%	2.278%

Spread to Benchmark Treasury:	+68 bps	+88 bps

Reoffer Yield:	2.486%	3.158%

Price to Public:	99.680% per 2030 Bond, plus accrued interest, if any, from January 8, 2020	100.794% per 2049 Bond, plus accrued interest of $5,120,000 for the period from and including August 14, 2019 to, but excluding, the date of delivery

Coupon:	2.45%	3.20% (Interest on the 2049 Bonds will accrue from and including August 14, 2019 to, but excluding, the date of delivery)

Interest Payment Dates:	February 1 and August 1, beginning on August 1, 2020	February 15 and August 15, beginning on February 15, 2020

Redemption Provisions/ Make-Whole Call:

At any time before November 1, 2029 (which is the date that is three months prior to maturity of the 2030 Bonds (the “2030 Par Call Date”)), redeemable at the Treasury Rate + 12.5 bps. At any time on or after the 2030 Par Call Date, redeemable at par.

At any time before February 15, 2049 (which is the date that is six months prior to maturity of the 2049 Bonds (the “2049 Par Call Date”)), redeemable at the Treasury Rate + 20 bps. At any time on or after the 2049 Par Call Date, redeemable at par.

CUSIP / ISIN:	26442CBA1 / US26442CBA18	26442CAZ7 / US26442CAZ77

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities Americas, Inc. Wells Fargo Securities, LLC

Co-Managers:	Regions Securities LLC Santander Investment Securities Inc.

Junior Co-Managers:	Academy Securities, Inc. Great Pacific Securities Samuel A. Ramirez & Company, Inc.

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* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, MUFG Securities Americas Inc. toll-free at (877) 649-6848, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, SMBC Nikko Securities Americas, Inc. toll-free at (888) 868-6856 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.